December 13, 2006

Ms. Pamela Carmody
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	L-3 Communications Holdings, Inc. Schedule TO Filed November 20, 2006 File No. 5-54117

Dear Ms. Carmody:

Further to our telephone conversation on December 12, 2006, we are writing to respond to the comment set forth in your comment letter, dated December 1, 2006, relating to the above referenced document.

For your convenience, we have reproduced your comment in this letter using bold text and numbered the paragraph of this letter to correspond to the numbered paragraph of the comment letter.

1.	As you are aware, Rule 13e-4(f)(5) requires you to pay for or return tendered options ‘‘promptly’’ after the termination of the offer. The cash payment to be made in exchange for certain tendered options will not be paid until after January 1, 2007. Please provide your legal analysis as to how this delay is consistent with Rule 13e-4(f)(5). Your discussion should address in greater detail than in the Offer to Amend the reasons for the need to delay payment until the year after amending the existing options.

As we discussed on our call on December 12, 2006, any existing stock options that are tendered in the offer will be amended promptly following the expiration of the offer to increase their original exercise price to the fair market value of L-3’s common stock on the deemed grant date (as described in the Offer to Amend). Additionally, the individuals tendering their existing stock options will immediately become entitled to an unconditional right to receive a cash payment from the Company (in an amount equal to the difference between the exercise price of the original option and the exercise price of the amended option multiplied by the number of shares subject to the amended option). The payment will be made as soon as practicable following January 1, 2007. The Company has advised us that they expect to make the actual cash payments during the first week of January 2007.

As discussed on the call, the reason for the need to make the cash payment in 2007 is to avoid potential adverse tax consequences to the individuals tendering their stock options under Section 409A of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’). Specifically, the Offer to Amend is intended to give optionholders who may have been granted options at a discount the opportunity to amend their stock options in a manner that will avoid the potential imposition of additional taxes plus interest on the options under Section 409A of the Code, pursuant to certain transition relief rules that have been promulgated by the Treasury Department and the Internal Revenue Service. However, the transition relief rules that have been promulgated under Section 409A of the Code generally require that any payment of cash that is made to an optionholder in connection with a replacement option grant must be paid after December 31, 2006 in the event that the replacement option grant is made during 2006. See Section XI(H) of the Preamble to the Proposed Regulations under Section 409A of the Code, 70 Fed. Reg. 57,956 (October 4, 2005). Therefore, the Company intends to make the cash payment on the earliest practicable date in January 2007 on which payment can be made in compliance with the transition relief rules under Section 409A of the Code.

Considering that the Company is granting optionholders that elect to participate in the offer a contractual right to receive a cash payment by issuing a ‘‘Promise to Make Cash Payment’’ to such optionholders promptly following the expiration of the offer (as described in the Offer to Amend), and in light of the fact that any payment prior to January 1, 2007 would not be in compliance with the transition relief rules under Section 409A of the Code and therefore defeat the purpose of the offer, we believe that the cash payment to be made as soon as practicable after January 1, 2007 is consistent with Rule 13e-4(f)(5).

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In connection with this comment response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the response to your comment letter may be directed to myself (telephone: (212) 455-2711, fax (212) 455-2502)).

Sincerely,
/s/ Avrohom J. Kess Avrohom J. Kess